SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

6 October  2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 6 October 2008 re:  Director/PDMR Shareholding

Secretary's Department	Direct line: 020-7356 2108
25 Gresham Street	Network: 7-400 2108
London	Switchboard: 020-7626 1500
EC2V 7HN	Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email: mike.hatcher@lloydstsb.co.uk

The L
ondon
Stock Exchange                                                                                                                                  6th October
2008

RNS
10 Paternoster Square
London
EC4M 7LS

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by
 person
 disch
arging managerial responsibilities

O
n
2nd October
 2008
,

50

ordinary shares of 25p each in Lloyds TSB Group plc
 were
allocated to
 Equiniti Corporat
e Nominees Limited AESOP1
account
at
255.83p
 per share for Mr
s
.
 A.S.
Risley
,
as "dividend shares"
under the Lloyds TSB Group Shareplan
.

This
 relates to a transaction not
ified to Lloyds TSB Group plc
today

by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply

with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH

Secretary's Department	Direct line: 020-7356 2108
25 Gresham Street	Network: 7-400 2108
London	Switchboard: 020-7626 1500
EC2V 7HN	Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email: mike.hatcher@lloydstsb.co.uk

The L
ondon
Stock Exchange                                                                                                                                  6th October
2008

RNS
10 Paternoster Square
London
EC4M 7LS

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 2nd October, 2008, 179 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 255.83 per share for Mrs. C.F. Sergeant, as "dividend shares" under the Lloyds TSB Group Shareplan.

This relates to a transaction notified to Lloyds TSB Group plc by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH

.

Secretary's Department	Direct line: 020-7356 2108
25 Gresham Street	Network: 7-400 2108
London	Switchboard: 020-7626 1500
EC2V 7HN	Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email: mike.hatcher@lloydstsb.co.uk

The L
ondon
Stock Exchange                                                                                                                                  6th October
2008

RNS
10 Paternoster Square
London
EC4M 7LS

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 2nd October, 2008, 192 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 255.83p per share for Mr. G.T. Tate, as "dividend shares" under the Lloyds TSB Group Shareplan.

This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department	Direct line: 020-7356 2108
25 Gresham Street	Network: 7-400 2108
London	Switchboard: 020-7626 1500
EC2V 7HN	Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email: mike.hatcher@lloydstsb.co.uk

The L
ondon
Stock Exchange                                                                                                                                  6th October
2008

RNS
10 Paternoster Square
London
EC4M 7LS

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 2nd October, 2008, 88 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 255.83p per share for Mr. T.J.W. Tookey, as "dividend shares" under the Lloyds TSB Group Shareplan.

This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department	Direct line: 020-7356 2108
25 Gresham Street	Network: 7-400 2108
London	Switchboard: 020-7626 1500
EC2V 7HN	Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email: mike.hatcher@lloydstsb.co.uk

The L
ondon
Stock Exchange                                                                                                                                  6th October
2008

RNS
10 Paternoster Square
London
EC4M 7LS

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 2nd October, 2008, 126 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 255.83 per share for Mrs.

H.A. Weir, as "dividend shares" under the Lloyds TSB Group Shareplan.

This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  6 October 2008